FORWARD INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Fiscal Years Ended September 30,	
	2013	**2011**
Net sales [revenue increase]	$ 30,910,506	$ 22,763,280
Cost of goods sold	24,533,154	17,682,301
Gross profit	6,377,352	5,080,979
Operating expenses		
Sales and marketing	2,187,315	2,590,515
General and administrative	3,484,222	4,630,421
Total operating expenses [overhead decrease]	5,671,537	7,220,936
Income (loss) from operations [improved results]	705,815	(2,139,957)
Other expense (income):		
Interest income	(4,626)	(109,737)
Loss on marketable securities, net	722,347	-
Loss (gain) on change in fair market value of warrant liabilities	(49,618)	-
Other expense, net	31,770	51,301
Total other expense (income), net	699,873	(58,436)
Income (loss) from continuing operations before income tax expense	5,942	(2,081,521)
Income tax expense	507	(56,050)
Income (loss) from continuing operations [improved results]	5,435	(2,025,471)
Loss from discontinued operations, net of tax benefit of $(6,002) and $0, respectively	(212,321)	(875,068)
Net loss	(206,886)	(2,900,539)
Preferred stock dividends, accretion and beneficial conversion feature	(546,888)	-
Net loss applicable to common equity	$ (753,774)	$ (2,900,539)
Net loss	$ (206,886)	$ (2,900,539)
Other comprehensive income (loss):		
Change in unrealized gains on marketable securities, net of tax	23,744	-
Translation adjustments	(8,254)	-
Total other comprehensive income	15,490	-
Comprehensive loss	$ (191,396)	$ (2,900,539)
Net loss per basic and diluted common shares:		
Loss from continuing operations	$ (0.07)	$ (0.25)
Loss from discontinued operations	(0.02)	(0.11)
Net loss per share	$ (0.09)	$ (0.36)
Weighted average number of common and common equivalent shares outstanding		
Basic and diluted	8,111,226	8,080,344

	Forward China	In House
Sourcing Fees [new sourcing strategy / neutralized pricing pressure / impact on margins]	1,292,000	1,820,629
- as a percentage of revenues	4.2%	8.0%